PRESS RELEASE

LONCOR APPLIES TO EXTEND TERM OF WARRANTS

Toronto, Canada – February 14, 2019 – Loncor Resources Inc. ("Loncor" or the "Company") (TSX: "LN") announces that it has applied to the Toronto Stock Exchange (“TSX”) to extend the term of a total of 750,000 common share purchase warrants of the Company (the “Warrants”). These Warrants were issued as part of a private placement of securities of the Company which closed on February 28, 2017. Each of these Warrants (a) entitles the holder to purchase one common share of the Company at a price of Cdn$0.18, and (b) currently has an expiry date of February 28, 2019. The Company has applied to the TSX to extend such expiry date by one year to February 28, 2020. No insiders of the Company hold any of these Warrants, directly or indirectly. Finalization of this amendment to the Warrants is subject to the approval of the TSX. If such approval is obtained, this amendment will be effective ten business days from the date of this press release.

About Loncor Resources Inc.

Loncor is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo (the “DRC”) -- the Ngayu and North Kivu projects. The Company holds exploration permits covering 1,696 km2 of the Ngayu Archaean greenstone belt in Tshopo province in the northeast DRC and is its main focus. The Company also controls exploration permits covering an area of approximately 13,000 km2 in North Kivu province. Both projects have historic gold production.

Additional information with respect to the Company's projects can be found on the Company's website at www.loncor.com.

For further information, please visit our website at www.loncor.com, or contact: Arnold Kondrat, President & CEO, Toronto, Ontario, Tel: + 1 (416) 361-2510.